[LETTERHEAD OF BONWICK CAPITAL]

April 28, 2016

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Attn:	Scot Foley, Esq., Staff Attorney Division of Corporation Finance

Re:	Moleculin Biotech, Inc. Registration Statement No. 333-209323

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Moleculin Biotech, Inc. that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Daylight Time, on May 2, 2016, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 160 copies of the Preliminary Prospectus dated April 26, 2016 (the “Preliminary Prospectus”), through the date hereof, to dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, as sole underwriter we confirm that we are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BONWICK CAPITAL PARTNERS LLC

By:	/s/ Devin Wicker Devin Wicker CEO

Bonwick Capital Partners

40 W 57th street, 28th floor

New York, NY 10019